EXHIBIT 99.1

NewsRelease

TRANSCANADA COMMENTS ON MATERIALS FROM SANDELL ASSET MANAGEMENT

CALGARY, ALBERTA, November 17, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today commented on materials made public by Sandell Asset Management (Sandell):

“TransCanada appreciates constructive input from shareholders and we actively engage in open dialogue with them to discuss all aspects of our operations and corporate strategy.  We received materials from Sandell a few months ago containing a very similar and flawed analysis to the one that was published today.  After careful review, and ongoing discussions with our other shareholders, TransCanada firmly believes that our current strategy best positions us to deliver long-term value to investors.”

“TransCanada has established itself as a leading energy infrastructure company in North America with a blue-chip portfolio of assets that has consistently delivered attractive and sustainable growth in earnings, cash flow and dividends.  Importantly, the Company has delivered a 15 per cent annualized total shareholder return since 2000.”

“We have a well-defined strategic plan to increase long-term shareholder value, including our strong focus on pipelines and power generation opportunities, and we remain focused on continuing to deliver on this plan successfully.”

As noted in its news release of September 19, 2014, TransCanada has concluded that its current corporate structure and strategy best positions it to deliver shareholder value by:

•	Providing a strong base for the execution of the Company’s growth portfolio of $46 billion of commercially secured projects.
•	Enabling TransCanada to maintain financial flexibility to operate through a broad range of market and economic conditions.
•
Advancing its strategy of dropping its entire portfolio of U.S. natural gas pipeline assets into TC PipeLines, LP on a systematic basis (as TransCanada has demonstrated with the completed Bison and proposed GTN transactions).

•	Continuing to maximize the performance and value of its energy assets within the existing structure.

As always, TransCanada will continue to evaluate value optimizing opportunities for its asset base including drop downs, portfolio management and the introduction of partners to underpin key future growth projects.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada, our blog or on 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522